UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement



25 April 2008


PEARSON AGM, TRADING UPDATE AND BOARD APPOINTMENTS

Pearson is today providing a trading update and announcing two board appointments at its Annual General Meeting.

Trading update

Pearson has made a good start to 2008. Our strong momentum has continued and we are trading in line with the expectations we set out in our preliminary results announcement on March 3.

In Education, we continue to expect another year of good profit growth. In the US we are seeing healthy demand for instructional materials and educational services and our businesses are performing well competitively, benefiting from our consistent investment in content, services and technology. The integration of the Harcourt Assessment business is on track and EnVision Math, our new integrated print-and-digital elementary maths programme, has made a very good start in the major new adoptions this year. Outside the US our education businesses are continuing to perform well with strong publishing programmes, new digital services and the contribution of the Harcourt international education businesses.

At the Financial Times Group, we expect continued profit growth this year. FT Publishing is showing sustained growth in subscription, circulation and advertising revenues. The Financial Times was recently named Newspaper of the Year at the British Press Awards and Mergermarket's strong trading momentum continues, supported by high renewal rates on subscriptions. Interactive Data yesterday reported strong revenue and profit growth in the first quarter, with continued high renewal rates and healthy new business momentum, and maintained its full-year guidance.

Penguin has made a strong start to the year and is on track to achieve double digit profit margins in 2008. First-half publishing highlights include Eckhart Tolle's A New Earth (picked for Oprah Winfrey's Book Club), Junot Diaz's The Brief Wondrous Life of Oscar Wao (awarded the Pulitzer Prize for Fiction) and Sebastian Faulks' forthcoming James Bond novel Devil May Care, celebrating the centenary of Ian Fleming's birth.

Marjorie Scardino, chief executive, said: "Most of our trading lies ahead of us, but the start we've made to the year makes us confident that this will be another good one for Pearson. Our strategy, and the changes we've made to accelerate it, produced record results last year and made Pearson a more resilient company. We expect another year of good earnings growth, even in these more uncertain economic conditions."

Board appointments

Pearson is also announcing today the board appointments of CK Prahalad as a non-executive director and Will Ethridge as an executive director, both effective on 1 May 2008.

Coimbatore Krishnarao ('CK') Prahalad is the Paul and Ruth McCracken Distinguished University Professor of Corporate Strategy at the University of Michigan Ross School of Business. He is a specialist in corporate strategy and the author of a number of bestselling business books including Competing for the Future (with Gary Hamel), The Future of Competition (with Venkratram Ramaswamy) and The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits. His latest book, The New Age of Innovation (with MS Krishnan), will be released in May 2008.

Will Ethridge joined Pearson in 1998 following the Simon & Schuster education acquisition and was appointed chief executive of the US Higher Education and Professional Group. In 2003 his responsibilities were expanded when he became chief executive of Pearson's Higher Education, International and Professional publishing. In March 2008 he was appointed to a new role as chief executive of Pearson's North American education business, spanning School, Higher Education and Professional publishing, assessment, technology and services. North American education is Pearson's largest division with approximately $3.5bn of sales in 2007. He also serves as vice chairman of the Association of American Publishers
(AAP).

Also in March 2008, John Fallon was appointed chief executive of Pearson's International education businesses, reporting to Marjorie Scardino and joining the Pearson Management Committee.

Glen Moreno, chairman, said: "CK and Will are valuable additions to our Board. They will bring their very considerable knowledge and experience to our discussions on education, emerging economies and technology, which are all central to Pearson's long-term growth strategy."

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310

Forward looking statements

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 April 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary